United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.,
Washington, D.C. 20549-7010
Attn:    Mr. Jay Knight

Brink’s Home Security Holdings, Inc.
Registration Statement on Form 10 (File No. 001-34088)

October 7, 2008

Ladies and Gentlemen:

 In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), Brink’s Home Security Holdings, Inc. (the “Company”)  hereby requests that the effective date of the above referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Act by 10 a.m., New York City time, on October 8, 2008, or as soon thereafter as practicable.

In connection with the request for acceleration of the above-referenced Registration Statement, the Company hereby acknowledges that:

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should the Securities and Exchange Commission  (the “Commission”) or the staff , acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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 the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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 the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform George E. Zobitz at (212) 474-1996 or F. Holt Goddard at (212) 474-1162, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours,

Brink’s Home Security Holdings, Inc.

By:	/s/ Robert B. Allen
Name: Robert B. Allen
Title: President and Chief Executive Officer